

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2020

Ryan Gilbert
Chief Executive Officer
FTAC Olympus Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

Re: FTAC Olympus Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted July 9, 2020
CIK 0001816090

Dear Mr. Gilbert:

We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted on July 9, 2020

Signatures, page II-4

1. Please revise to have the draft registration statement indicate that it will be signed by the principal executive officer, the principal financial officer, the principal accounting officer or controller, the majority of the board of directors, and by the company's authorized representative in the United States. See Instruction 1 to Signatures to Form S-1.

   You may contact Eric Mcphee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Real Estate & Construction

cc: Mark Rosenstein